**FLOWER TURBINES, INC.**

A Delaware corporation



**ANNUAL REPORT**

**FOR**

**FISCAL YEAR ENDING DECEMBER 31, 2021**

670 Long Beach BLVD, Suite 201
Long Beach, NY 11561
www.flowerturbines.com

# THE COMPANY AND ITS BUSINESS

*This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.*

## Introduction

We design, manufacture, and sell small vertical axis wind turbines, which, compared with current small drag-type wind turbines, are more aerodynamically efficient, emit less noise and vibrations, and are aesthetically designed. We have solved the aerodynamic blade design issues that plague many of our competitors' wind turbines. Our goal is to make our sleek, innovative, and efficient small wind turbines the foundation of a large global renewable energy company. We currently offer, one, three, and six-meter high versions of our wind turbines, that can produce power ranging from a few hundred watts to up to 5,000 watts.





In January 2020, we extended our business into the electric mobility vertical through our acquisition of a product line of charging stations, which include stationary poles, outdoor benches, and workstations, which can charge electric bicycles and scooters and other products such as mobile phones through wind, solar, and grid energy. We intend to outfit some of these charging stations with our wind turbines.



**The Current Problem**

Producing clean energy in or near cities is challenging. Solar energy can be inefficient and expensive in areas without a good solar resource. As a result of the size, weight, vibrational and noise output, and aesthetic appearance of most current wind energy producing devices on the market, their installation and operation in urban and suburban settings, including parking lots and on building rooftops, is impractical or prohibited by zoning laws. In addition, in largely populated areas, the high-speed rotation of windmill blades poses safety and environmental concerns for both humans and wildlife.

## Our Solution

We have designed small and efficient wind turbines that overcome many of these barriers, making the operation, production, and use of wind energy in urban and suburban settings viable. Our turbines offer the following advantages over many of the competing products on the market:

- Small design
- Significantly higher efficiency
- Ability to cluster to reduce cost per unit installation through efficiencies of scale and obtain more energy per square meter
- Low starting speed
- Different sizes for different environments and spaces
- Lower noise and vibration
- Lower maintenance due to lower vibration
- Beautiful and kinetic tulip design
- Significantly lower rotational speed making them safer for humans and animals

We are currently working on various wind turbine innovations that could substantially reduce the cost of turbines.

 

**The turbines come in different sizes. The red and white turbines in the illustration are a total of 3 meters high.  The turbines are also available in heights of 1 and 6 meters.**

**Our Technology**

The efficiency and size of our turbines primarily results from aerodynamic science that increases the efficiency of vertical axis drag-type turbines. Our designs and technology, are the subject of various US and international patents, cover the following art:

· Through segmenting parts of the blade's trailing edge according to a specific formula, our design reduces aerodynamic interference on the trailing edge of the turbine after the wind strikes the blade, resulting in an increase in efficiency.

· Through our tapered design of different degrees of cupping at different heights, which is different from the typical semicircular cup turbine, wind can enter the cups at more angles, making it easier for the turbine to begin spinning from many different wind directions.

· Our drag vertical axis design has a cluster effect, whereby one turbine creates a wind tunnel at a specific distance from the blades that increases the velocity of the wind entering the adjacent turbine if placed within that stream, which, according to preliminary tests, increases power output by 20-50% when two turbines are properly positioned.



· Fluid dynamics in our designs combines internal air space, blade overlap, blade extension, blade diameter, and tip speed ratios, in a manner that we believe makes our turbines more efficient than other small wind turbines on the market.

· Our patent pending process for adding an aerodynamic spoiler to rooftops on which our wind turbines are installed ameliorates the problem of the building's vertical surface which has the effect of scattering the wind force.

In addition, our turbines can reduce transmission cost, through balancing the energy grid load at times when solar systems are not generating power, thereby decreasing the operational cost while increasing power production.

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## Our Products

### Wind & Sun Charging (Type ZW)

This model is a stand-alone charging station that produces its own electricity with the help of a solar panel and a small version (1 meter) of our Flower Turbine. The energy is then stored within the unit, ready to charge your bicycle, scooter, or mobility scooter. This model is equipped with two power sockets that provide one hour of electricity for each user. Due to its height (4.15 meters) and design, it is very easy to find.

### Charging pole (SL)

Thanks to its sturdy design, the charging pole is ideal for cities. The standard version comes with 2 child-proof and water-proof power sockets. Because it is connected to the grid, it is very simple to use; just plug in and charge. This model is also available with 4 power sockets and USB ports to charge all your devices while you are on the move.

### Wall and drive-in Charging (Type WL)

This simple and discrete model comes with 3 charging sockets and can be placed on the wall or integrated into a bicycle rack. These models are ideal for companies and clubs that want to facilitate the mobility of their customers and employees.

### Charging Bench

This solid bench is ideal for public spaces. It is a stand-alone charging station integrated with a semi-transparent solar panel and 4 charging points that can fit 2 USB ports each, suitable for any electronic device.

### Sun Charging (Type Z)

The small brother of the ZW model is a great alternative for those who want a simpler version and have lower energy requirements. This is a stand-alone charging station, meaning that it does not need to be connected to the grid. The energy is produced by a solar panel and then stored within the unit, available at the push of a button.

### Flower Power

Flower Power is a luxury brand of Flower Turbines featuring artwork on its blades with the turbine electricity to be used for off-grid outdoor illumination and for people to make a statement about climate change. Flower Turbines has already signed one celebrity and artist as a brand ambassador.

## Research and Development

We have been through several cycles of research and development, including computer simulation, patent development, and engineering. Our research and development activities are conducted mostly in the US, and some in Israel and the Netherlands, both internally and with the assistance of high-level external engineers, an academic institution, and engineering agencies to assure our products comply with applicable regulations.

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## Production

We have outsourced the manufacturing and assembly of our products to various manufacturers located in the Netherlands and are currently producing in the US through outsourcing. We are also in the process of purchasing some of our own manufacturing machines. We currently offer one, three, and six-meter high versions of our wind turbines, that can produce power ranging from a few hundred watts to up to 5,000 watts. The blades for each size are constructed from molds for composite materials. We have also commenced manufacturing our charging stations in Europe.

## The Market

The global Small Wind Turbines market size is expected to gain market growth in the forecast period of 2020 to 2025, with a CAGR of 17.4% in the forecast period of 2020 to 2025 and is expected to reach USD $316.7 million by 2025, from USD $166.6 million in 2019. https://www.marketwatch.com/press-release/small-wind-turbines-market-size-growing-at-174-cagr-to-hit-usd-3167-million-by-2025-2020-08-18. Flower Turbines is clearly in a high growth market and has the opportunity to increase the size of that market and its growth rate by specifically targeting the underserved markets of location close to people and close to or on buildings because of the combination of quiet and efficiency. Small wind turbines comprise a wide range of wind turbines ranging from micro turbines, to residential turbines and mini turbines. The wind turbines used in these end use applications have power ratings ranging from a few watts to 1,000 watts. Small wind turbines include wind turbines up to 15 meters in diameter. Although vertical axis wind turbines have witnessed rapid growth in the global small wind power market, most of the small wind turbines currently on the market, are conventional horizontal axis wind turbines.

The market for renewable energy is rapidly growing. Small turbines are projected to hit a compound annual growth rate of almost 10% over the next five years, and annual revenue from the small turbine sector is projected to reach $400M in 2024, growing 42.5% in just five years. Bloomberg predicts (https://www.renewableenergyworld.com/2019/06/20/bloomberg-predicts-wind-and-solar-will-power-half-the-world-and-bag-9-trillion-investment/) that wind and solar will power half the world's grid by 2050 and receive $9 trillion of investment.

The microgrid market is growing and project managers often want wind to supplement the solar they are using as a base because wind is often available when solar is not.

The charging station market depends on sales of electric bicycles and scooters. A recent report from Deloitte estimates that 300 million electric bikes will be on the world's roads by 2023, which is 50% more than today. See https://www2.deloitte.com/content/dam/insights/us/articles/722835_tmt-predictions-2020/DI_TMT-Prediction-2020.pdf.



EV Charging Market, BY REGION(USD MILLION)

Source: Secondary Research, Expert Interviews, Company Presentations, and MarketsandMarkets Analysis

Wind is very available in many parts of the world. We advocate using a combination of both wind and solar in order to provide better coverage over 24 hours. In areas such as Texas where wind is more frequent at night, the proportion of solar to wind might be higher for a particular building. The following is a conceptual illustration of how solar and wind could work together:



## Competition

We compete with other manufacturers of wind turbines, and other alternative energy providers such as solar technology. We believe that our turbines provide more than economic value for the customers—something that was often missing with other small turbines.

## Marketing and Sales

We have built an in-house sales and marketing team to sell our turbines and charging stations directly and are seeking partnerships with resellers. We are exploring developing a leasing program similar to those commonly used in the solar industry.

We intend to focus marketing our wind turbines in selected markets in the United States and abroad characterized by high winds and high electricity prices, such as the east and west coasts of the United States, the Midwest, Hawaii and the North Sea and Baltic Sea adjacent countries in Europe. We intend to focus marketing our power stations in flat areas of Europe, such as the Netherlands, Belgium, Germany, and Denmark, and in other cities worldwide.

## Employees

We currently have twelve full-time employees in the United States.  Flower Turbines B.V., our Netherlands subsidiary, has four full-time employees and five part-time employees. We also use various independent contractors for engineering, project management, marketing, sales, and administrative services.

## Government Regulation

We are subject to various federal, state, and foreign governmental regulations related to manufacturing, marketing and sale of our products, such as health and safety codes, environmental laws and zoning laws.

### *Occupational Safety and Health Administration*

Our operations are subject to regulation of health and safety matters by the U.S. Occupational Safety and Health Administration. We believe that we take appropriate precautions to protect our employees and third parties from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims asserted in the future against the Company for work-related injury or illnesses could increase our costs.

### *Environmental*

Our operations are subject to numerous federal, state and local environmental laws and regulations. Although it is our objective to maintain compliance with these laws and regulations, it may not be possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that we may undertake in the future.

### *Certifications*

There is a possibility that certain tax credits depend on having third party certification of the turbines' power curve over a 6-month period by certain accredited organizations. We are tentatively planning to seek such certification. The inverter, which allows the electricity to be synchronized with the grid, usually requires UL certification for on-grid uses. Off the shelf products with UL certification are available. One of our charging products has already received CE certification and we believe others will shortly follow.

Certain countries offer benefits for certification of turbines. An independent body measures the turbine's output at different wind speeds for 6 months and creates a power curve of wind speed versus power output. While there are significant expenses in obtaining such certifications, the benefits include access to government subsidies or tax deductions for the turbines. These regulations can change every year.

## Intellectual Property

We hold or license an aggregate of 38 patents and patent applications issued by various jurisdictions, sixteen of which are issued patents. We also own or license various domain names and trademarks or trademark applications, which include "Flower Turbines", "Flower Power", "Tulip Power," "Wind Tulip" and "Charge To Go". We also hold various trade secrets related to the manufacturing and construction of our turbines. *See "Risk Factors - Our intellectual property could be unenforceable or ineffective."*

## Property

We lease approximately 6,289 square feet of office space at 2601 SE Loop 289, in Lubbock Texas, pursuant to a 36 month lease which commenced on March 1, 2022. Our base rent is $2,955 per month for the first 12 months, $3,014 per month for the second 12 months and $3,076 for the third twelve months. We also have a three-year lease for an approximately 170 square foot office at a shared office space located at 670 Long Beach Blvd., Suite 201, in Long Beach, New York. We also lease warehouse space at RDM, Scheepsbouwweg 8, C4, Innovation Dock, 3089JW Rotterdam, Netherlands, in exchange for approximately $4,000 per month. We also lease a 625 square foot office space in Lawrence, New York for $788 per month. The lease term commenced November 1, 2019 and expires on October 31, 2023

**Legal Proceedings**

In March 2022, we filed a lawsuit against Universal Energy Inc. and Ventana Tek, LLC in the United States District Court for the Eastern District of New York, alleging infringement on one of our patents.

**Previous Offerings**

In January 2021, we issued Roy Osinga and Dr. Mark Daniel Farb, respectively, options to purchase 100,000 shares and 500,000 shares of common stock, having an exercise price of $7.00 per share.

In November 2021, we issued Mr. Stoll an option to purchase 200,000 shares of common stock, having an exercise price of $7.00 per share.

# RISK FACTORS

**Investing in the Shares involves risk. In evaluating us and an investment in the Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this offering Circular. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in the Shares. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.**

*Our financial statements include a going concern note.*

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

To date, we have generated minimal revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete development of and begin selling our kiosks, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

Throughout 2022, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

*We depend on certain key personnel and must attract and retain additional talent.*

Our future success depends on the efforts of key personnel and consultants, especially our chief executive officer, chief financial officer, secretary and sole director, Dr. Mark Daniel Farb. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*The success of our business is highly correlated to general economic conditions.*

Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

***Natural disasters and other events beyond our control could materially adversely affect us.***

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic.

The ongoing COVID-19 pandemic and any preventative or protective actions that governmental authorities or we may take in response to the pandemic may have a material adverse effect on our business or the business of our customers, suppliers, or distribution channels, including additional business shutdowns, reduced operations, restrictions on shipping, reduced consumer demand, or the ability of our customers to make payments. In addition, preparing for and responding to the ongoing pandemic could divert management's attention from our key strategic priorities, increase costs as we prioritize the health and safety of our employees, cause us to reduce, delay, alter, or abandon strategic initiatives that may otherwise increase our long-term value, and otherwise disrupt our business operations. Also, while we believe the employee-safety measures we have implemented or others we may take in the future are temporary, they may continue until after the pandemic is contained and could amplify existing risks or introduce new risks that could adversely affect our business. Furthermore, these safety measures may not be successful in preventing the spread of the virus among our employees and we could face litigation or other claims related to unsafe working conditions, inadequate protection of our employees, or other similar or related claims. Any of these claims, even if without merit, could result in costly litigation or further divert management's attention and resources.

The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

**Developing new products and technologies entails significant risks and uncertainties.**

The failure of our products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

**The growth of our business depends on our ability to finance new products.**

We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

**We face intense competition, and many of our competitors have substantially greater resources than we do.**

We compete with major international and domestic renewable energy companies, including, GE, Siemens, and Enercon. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel, and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion, and sales of alternative energy products than we can. In addition, many of our competitors are developing and are currently producing products based on new solar energy technologies that may ultimately have costs similar to, or lower than, our projected costs.

**If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.**

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

**We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.**

Since our products are electricity-delivering devices and our turbines have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

***We could incur substantial costs to comply with environmental, health and safety ("EHS") laws and regulations and to address violations of or liabilities under these requirements.***

Our operations are subject to a variety of EHS laws and regulations in the jurisdictions in which we operate and sell products governing, among other things, health, safety, pollution and protection of the environment and natural resources, including the use, handling, transportation and disposal of non-hazardous and hazardous materials and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil, product content, performance and packaging. We cannot guarantee that we have been, or will at all times be, in compliance with such laws and regulations. Changes in existing EHS laws and regulations, or their application, could cause us to incur additional or unexpected costs to achieve or maintain compliance. Failure to comply with these laws and regulations, obtain the necessary permits to operate our business, or comply with the terms and conditions of such permits may subject us to a variety of administrative, civil and criminal enforcement measures, including the imposition of civil and criminal sanctions, monetary fines and penalties, remedial obligations, and the issuance of compliance requirements limiting or preventing some or all of our operations. The assertion of claims relating to regulatory compliance, on or off site contamination, natural resource damage, the discovery of previously unknown environmental liabilities, the imposition of criminal or civil fines or penalties and/or other sanctions, or the obligation to undertake investigation, remediation or monitoring activities could result in potentially significant costs and expenditures to address contamination or resolve claims or liabilities. Such costs and expenditures could have a material adverse effect on our business, financial condition or results of operations. Under certain circumstances, violation of such EHS laws and regulations could result in us being disqualified from eligibility to receive federal government contracts or subcontracts under the federal government's debarment and suspension system.

We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of currently and formerly owned, leased or operated properties, or properties to which hazardous substances or wastes were sent by current or former operators at our current or former facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from hazardous substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or use our properties as collateral for financing. We also could be held liable under third-party claims for property damage, natural resource damage or personal injury and for penalties and other damages under such environmental laws and regulations, which could have a material adverse effect on our business, financial condition and results of operations.

***Our ability to comply with regulatory requirements is critical to our future success, and there can be no guarantee that our businesses are in full compliance with all such requirements.***

As a manufacturer and distributor of wind and other energy industry products we are subject to the requirements of federal, state, local, and foreign regulatory authorities. In addition, we are subject to several authorities setting industry standards. Changes in the standards and requirements imposed by such authorities could have a material adverse effect on us. In the event we are unable to meet any such standards when adopted, our businesses could be adversely affected. We may not be able to obtain all regulatory approvals, licenses, and permits that may be required in the future, or any necessary modifications to existing regulatory approvals, licenses and permits, or maintain all required regulatory approvals, licenses and permits. There can be no guarantee that our businesses are fully compliant with such standards and requirements.

***The U.S. wind energy industry is significantly impacted by tax and other economic incentives. A significant change in these incentives could significantly impact our results of operations and growth.***

The U.S. wind energy industry is significantly impacted by federal tax incentives and state Renewable Portfolio Standards ("**RPSs**"). Despite recent reductions in the cost of wind energy, due to variability in wind quality and consistency, and other regional differences, wind energy may not be economically viable in certain parts of the country absent such incentives. These programs have provided material incentives to develop wind energy generation facilities and thereby impact the demand for our products. The increased demand for our products that generally results from the credits and incentives could be impacted by the expiration or curtailment of these programs.

One such federal government program, the production tax credit ("**PTC**"), provides economic incentives to the owners of wind energy facilities in the form of a tax credit. The PTC has been extended several times since its initial introduction in 1992. The FY16 Omnibus Appropriations Bill, passed on December 18, 2015, included a five-year extension and phase-down of the PTC, as well as providing the option to elect the ITC for wind energy projects. As a result, the PTC was extended at full value for projects commenced by the end of 2016, was reduced to 80% of full value for projects commenced in 2017, 60% for projects commenced in 2018, and 40% for projects commenced in 2019. As part of a year-end tax extenders bill in 2019, the PTC was extended for an additional year, allowing for a 60% credit for projects commenced before the end of 2020. Similarly, for the ITC election, projects that started construction in 2015 and 2016 are eligible for a full 30% ITC, and projects that start construction in 2017, 2018 and 2019 are eligible for an ITC of 24%, 18% and 12%, respectively. As before, the rules allow wind energy projects to qualify so long as construction is started before the end of the applicable period and is either completed within three years, or under continuous construction between the start date and completion. The PTC tax benefits are available for the first ten years of operation of a wind energy facility, and applies to significant redevelopment of existing wind energy facilities.

RPSs generally require or encourage state regulated electric utilities to supply a certain proportion of electricity from renewable energy sources or to devote a certain portion of their plant capacity to renewable energy generation. Typically, utilities comply with such standards by qualifying for renewable energy credits evidencing the share of electricity that was produced from renewable sources. Under many state standards, these renewable energy credits can be unbundled from their associated energy and traded in a market system, allowing generators with insufficient credits to meet their applicable state mandate. These standards have spurred significant growth in the wind energy industry and a corresponding increase in the demand for our products. Currently, most states have RPSs in place and certain states have voluntary utility commitments to supply a specific percentage of their electricity from renewable sources. The enactment of RPSs in additional states or any changes to existing RPSs (including changes due to the failure to extend or renew the federal incentives described above), or the enactment of a federal RPS or imposition of other greenhouse gas regulations, may impact the demand for our products. We cannot assure that government support for renewable energy will continue. The elimination of, or reduction in, state or federal government policies that support renewable energy could have a material adverse impact on our business, results of operations, financial performance, and future development efforts.

***Changes to trade regulation, quotas, duties or tariffs, and sanctions caused by changing U.S. and geopolitical policies, may impact our competitive position or adversely impact our margins.***

New tariffs have resulted in increased prices, including with respect to certain steel products, and could adversely affect our consolidated results of operations, financial position, and cash flows. These tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or other countries, could result in further increased prices and a decreased available supply of steel and other imported components and inputs. We may not be able to pass price increases on to our customers and may not be able to secure adequate alternative sources of steel on a timely basis.

### *Risks of borrowing and restrictions on our ability to borrow.*

We currently have various outstanding loans and may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

### *Our intellectual property could be unenforceable or ineffective.*

One of our most valuable assets is our intellectual property. We own 5 patents issued by various jurisdictions, and license 7 patents from Dr. Farb, which cover various aspects of our technology. We also license from Dr. Farb various domain names and trademarks, and we hold various trade secrets related to the manufacturing and construction of our turbines. In addition, we plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease deploying our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

### *We rely on third parties to provide services essential to the success of our business.*

We rely on third parties to provide a variety of essential business functions for us, including research and development, engineering, manufacturing, shipping, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our research and development partners, third party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition, and operating results. There is currently a risk that the coronavirus outbreak in countries around the world may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices.

**If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.**

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

**We do not own all of our intellectual property.**

We have a royalty free license to use certain patents, trademarks, copyrights and other intellectual property rights from Dr. Farb, , all of them pursuant to a 20 year, royalty free, world-wide, exclusive license, and an assignment to Leviathan Energy Wind Lotus, Ltd.,, . Therefore, our investors will not receive any benefits associated with the ownership of such intellectual property rights. Although our license has a term of 20 years, if we were to default under the license agreement and lose our ability to use these patents, trademarks and other intellectual property, it would have a material adverse impact on our business, financial condition, operating results and prospects, and you could lose your investment.

*Terms of subsequent financings may adversely impact your investment.*

In addition to our current Regulation A+ Offering, we may need to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

*Because no public trading market for the Shares currently exists, it will be difficult for you to sell the Shares and, if you are able to sell the Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.*

There is no public market for the Shares. Until the Shares are listed on an exchange, if ever, you may not sell your Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Shares promptly or at all. If you can sell your Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

*Our sole executive officer and director has voting control.*

As of the date hereof, Dr. Mark Daniel Farb our sole executive officer and director, holds a substantial majority of our Shares, and therefore, controls our voting power. As a result, Dr. Farb is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

***We are not likely to pay cash dividends in the foreseeable future.***

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

# REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.


## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2021 (the "**2021 Annual Period**"), and the twelve-month period ended December 31, 2020 (the "**2020 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.


## Overview

Our predecessor-in-interest, Flower Turbines, LLC, was formed as a New York limited liability company on September 15, 2013, and converted into Flower Turbines, Inc., a Delaware corporation, on December 27, 2019. Our headquarters are in Lawrence, New York. We develop and manufacture wind turbines.

On March 27, 2019, we formed Flower Turbines B.V., a Netherlands company, to sell, install, and develop sustainable energy solutions in the European Union. In January 2020, we extended our business into the electric mobility vertical through Flower Turbines B.V.'s acquisition of a product line of charging stations, which include stationary poles, outdoor benches, and workstations, which can charge electric vehicles and other products such as mobile phones. The charging stations generate power through wind, solar, and grid energy. We intend to outfit these charging stations with our wind turbines.

## Results of Operation

*Revenues*

For the 2021 Annual Period we had revenues of $338,643, compared to $147,038 for the 2020 Annual Period. The increase in revenues during the 2021 Annual Period is primarily, as a result of the sale of turbines by Flower Turbines B.V.

*Cost of Goods Sold*

For the 2021 Annual Period our costs of goods sold was $477,995, compared to $370,968 for the 2020 Annual Period. The increase in the cost of goods sold during the 2021 Annual Period is primarily a result of the sale of turbines by Flower Turbines B.V.

*Gross Loss*

For the 2021 Annual Period our gross loss was $139,352, compared to $223,930 for the 2020 Annual Period.

*Operating Expenses*

For the 2021 Annual Period, our total operating expenses were $3,137,562, consisting of $330,537 for research and development expenses, $12,754 for sales and marketing expenses, and $2,654,919 for general and administrative costs. For the 2020 Annual Period, our operating expenses were $889,363, consisting of $9,882 for sales and marketing expenses, $241,660 for research and development, and $637,821 for general and administrative costs. The increase in operating expenses during the 2021 Annual Period, primarily the result of increased general and administrative expenses as we expanded our operations.

*Loss from Operations*

For the 2021 Annual Period we had an operating loss of $3,137,562, compared to an operating loss of $1,113,293 for the 2020 Annual Period. The increase in operating loss during the 2021 Annual Period is primarily the result of increased general and administrative expenses as we expanded our operations.

*Other Income/Expenses*

For the 2021 Annual Period, we had total other income and expenses of -$4,104, compared to other income and expense of -$4,950 for the 2020 Annual Period.

*Net Loss*

For the 2021 Annual Period we had a net loss of $3,141,666, compared to a net loss of $1,118,243 for the 2020 Annual Period. The increase in net loss during 2020, is primarily a result of increased general and administrative expenses during 2021 as we expanded our operations.

**Liquidity and Capital Resources**

Since our inception, we have raised over $11,000,000 through various securities offerings, which we have used for operations, including, approximately $2,100,000 from Regulation CF Campaigns, and approximately $8,900,000 through our Regulation A+ offering. As of December 31, 2021, we had $2,350,678 in cash, compared to $50,251 as of December 31, 2020. We are currently generating operating losses and require the continued infusion of new capital to continue business operations. We anticipate we can operate our business for 12 months without any additional infusions of capital, and intend to raise additional capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

As of December 31, 2021, we had total liabilities in the amount of $549,737, compared to $275,417 in total liabilities as of December 31, 2020. The increase in total liabilities, primarily resulted from an increase in our accounts payables and accrued expenses.

We will incur significant additional costs in commercializing our products, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern

**Debt**

In November 2019, Flower Turbines B.V., our subsidiary, entered into an unsecured loan agreement with Rabobank, pursuant to which two installments were advanced having in the aggregate principal amount of $56,135, and which matures in 84 months. This first advance was in the amount of $28,068, bears interest at 7.5% per annum, and requires monthly interest payments for 84 months with a final balloon payment on the maturity date. The second advance was in the amount of $28,067, bears interest at 7.5% per annum, requires interest only payments for the first 24 months, principal and interest payments of $468 for the next 60 months, with a final balloon payment on maturity date. The  total unpaid principal balances on the loans were $55,934 as of December 31, 2021.

**Plan of Operations**

We are investing in the continued growth of our brand and are seeking to hit the following milestones during 2022:

- Launch of small and medium sized wind turbines in the United States.
- EU$500,000 in revenue from sales by Flower Turbines B.V., in the European Union.
- US$500,000 in revenue from sales of small turbines in the United States.
- US$1,000,000 in revenue from exports of turbines outside of the United States.

The extent to which we will be able to complete the milestones outlined above is dependent upon the success of our marketing efforts and our utilization of cash.

# DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

| Name | Position | Age | Term of Office | Approximate Hours per week for part-time employees |
|---|---|---|---|---|
| Dr. Mark Daniel Farb | Chief Executive Office, Chief Financial Officer, Secretary & Director | 66 | December 2019 – Present | Full Time |
| Warren Stoll | Chief Operating Officer | 66 | January 2022 - Present | Full Time |
| Roy Osinga(1) | Regional Director EU | 55 | March 2019 – May 31, 2022 | Full Time |

(1) Mr. Osinga shall cease providing services for us on May 31, 2022.

**There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.**

*Dr. Mark Daniel Farb*, has served as our chief executive officer, chief financial officer, secretary and sole director, since our inception in December 2019. Prior thereto, Dr. Farb served as the Manager of our predecessor-in-interest, Flower Turbines LLC, since its founding in September 2014. In 2006, Dr. Farb founded Leviathan Energy, a group of renewable energy companies in Israel and the U.S. and has been serving as its sole officer and director since its founding. Both Leviathan Energy Hydroelectric and Leviathan Energy Wind Lotus, a predecessor of Flower Turbines, won the prestigious Eurogia label for their work. A strong believer in the importance of ecology and an avid hiker, Dr. Farb is a thought leader in the area of renewable energy. He has filed over 35 patents, written over 100 books, and his small wind invention, the Wind Tulip, a predecessor of our existing products, was featured at Bloomfield Science Museum in Jerusalem as one of Israel's top 45 technologies in 2011. Flower Turbines Inc. was chosen by Pepperdine University Business School as among 30 finalists for the Most Fundable US Companies for 2020 out of 4500 companies researched.

*Warren Stoll*, has served as our Chief Operating Officer since May 2021.  Prior to joining Flower Turbines, between June 2017 and May 2021, he served as Chief Executive Officer of Loan Time, a fintech platform for medical loans, and between September 2009 and June 2017, he served as an independent consultant assisting clients navigate the real estate market and the risks related to real estate investments.  Throughout his career, Mr. Stoll has led a series of technology and real estate businesses. Beginning in 1979, Mr. Stoll raised venture capital for four start-ups, and led each company from inception to growth to a successful sale. In 1982, he founded Einstein software, which developed the Einstein word processor, which he subsequently sold to Microsoft. He has also located, analyzed, appraised, and negotiated the purchase and sale of numerous commercial properties.  Mr. Stoll has a BA from CSUN and a JD from Southwestern School of Law. He is an avid fisherman, a devoted grandfather, and a champion chess player.

*Roy Osinga*, has served as the Regional Director for our European subsidiary, Flower Turbines B.V., since March 2019. Between October 2017 and December 2019, he served as the Regional Director EU for Flower Turbines, BV, our predecessor entity, through his role as a Business Development Strategist for Eclips Interim Management & Consultancy. Since then, he has been fully employed by Flower Turbines BV. Between January 2011 and January 2017, Mr. Osinga served as the Managing Director for the ECDL Foundation, known as ICDL worldwide, and since 2018, he has served as the liaison with the PortXL Netherlands B.V., startup accelerator program, an accelerator program for companies supplying relevant technology for the maritime sector. A graduate in Business Economics from Erasmus University Business School, Mr. Osinga is experienced at bringing companies to market and has broad international experience.

## Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2021:

| Name | Capacities in which compensation received | Cash Compensation | | Other Compensation | | Total Compensation | |
|---|---|---|---|---|---|---|---|
| Mark Daniel Farb 670 Long Beach Blvd., Suite 201 Long Beach, NY 11561 | Chief Executive Officer, Chief Financial Officer, Secretary and Director | $ | 180,000 | $ | 0 | $ | 180,000 |
| Roy Osinga Marconistraat 16, 12<sup>th</sup> Fl. 3029 AK Rotterdam, Netherlands | Regional Director EU | $ | 114,340(1) | $ | 0 | $ | 114,340 |
| Warren Stoll | COO | $ | 144,000 | | 0 | $ | 144,000 |

(1) Paid in Euros.

The directors do not receive any compensation for their service as directors.

Flower Turbines B.V. is a party to an Employment Agreement with Mr. Osinga, which was extended on November 9, 2020. The employment agreement commenced January 1, 2020, and provides for a monthly base salary of €8,000.

On January 1, 2021, we entered into an Employment Agreement with Mark Daniel Farb.  Pursuant to the Employment Agreement, we have agreed to pay Dr. Farb $15,000 per month.   The Employment Agreement is at will, and may be terminated by either party, by providing 30 days advanced written notice of termination.

In November 2021, we entered into an Employment Agreement with Mr. Stoll, which became effective on January 1, 2022.  The Employment Agreement has a term of four years, provides for a salary of $12,000 per month, and a bonus equal to 2% of the gross sales generated by us through the end of 2025. The Employment Agreement may be terminated for any reason by us or Mr. Stoll, by providing 30 days advanced written notice.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Common Stock (which are our only voting securities) as of March 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

| Title of class | Name and address of beneficial owner | Amount and nature of Beneficial ownership | Amount and nature of beneficial ownership acquirable | Percent of class |
|---|---|---|---|---|
| Common Stock | Dr. Mark Daniel Farb 670 Long Beach Blvd., Ste 201 Long Beach, NY 11561 | 7,311,000 | 125,000 | 70.43% |
| Common Stock | All directors and officers as a group (2 person) | 7,311,000 | 147,500 | 70.43% |

## RELATED PARTY TRANSACTIONS

We paid Dr. Farb $50,000 for consulting services for the year ended December 31, 2020. In addition, during 2019, we advanced $2,171 to Dr. Farb for housing expenses in Rotterdam. The advance bears no interest and has no maturity date.

On February 19, 2019, Flower Turbines B.V., our wholly owned subsidiary, and Dr. Farb, entered into a Participation Agreement with PortXL Netherlands, B.V., pursuant to which Flower Turbines B.V., was admitted to a startup accelerator program operated by PortXL. Pursuant to the agreement, Flower Turbines, B.V., agreed that Dr. Farb, and no less than one other designee of Flower Turbines, B.V., would actively participate in the accelerator program for a minimum of three (3) months.

In connection therewith, on May 1, 2019, we and Flower Turbines B.V., entered into a Shareholders Agreement with Dr. Farb, Roy Osinga and PortXL, pursuant to which (1) we agreed to issue PortXL, eight percent (8%) of the capital stock of Flower Turbines, B.V., in exchange for €15,000 in cash and 85,000 in services. In addition, Dr. Farb and Flower Turbines LLC, granted Flower Turbines B.V., a royalty free, irrevocable, unconditional, exclusive and perpetual license to use, in connection with the sale, installation and development of sustainable energy solutions in France, Belgium, Netherlands, Germany, and Denmark, any intellectual property previously or thereafter developed by Dr. Farb or Flower Turbines LLC. Flower Turbines, B.V., also granted PortXL certain anti-dilution rights in connection with the issuance of additional shares of Flower Turbines B.V.'s capital stock at a pre-money valuation of less than €4,000,000. The agreement also includes a drag along right and tag along right, and the right of Flower Turbines, B.V., to repurchase the capital stock issued to PortXL, in exchange for €320,000. On April 10, 2020, Flower Turbines B.V., initiated a repurchase of all its shares of capital stock owned by PortXL Netherlands B.V., in exchange for €45,000, all of which was paid January 1, 2021.

Upon formation of Flower Turbines, B.V., Roy Osinga, our Regional Director EU, was issued 4% of the capital stock of Flower Turbines B.V.

In January 2020, Leviathan Energy Wind Lotus, Ltd., an Israeli company, wholly owned and controlled by Dr. Farb, assigned certain patents to us in exchange for $1.00.

In January 2020, Dr. Farb granted us an exclusive, worldwide, royalty free license to use and commercialize various patents, trademarks, copyrights, and domain names related to our business. The term of the license is 20 years.

In exchange for six (6) loans we made to Flower Turbines B.V., between September 2019 and May 2020, Flower Turbines B.V. issued us six Promissory Notes in the aggregate principal amount of $191,850. Each of the Notes accrues interest at a rate of 5% per annum and are due and payable on the earlier of 5 years and the date Flower Turbines B.V. has sufficient capital to repay the loans. Interest only payments are due on each Note on December 31[st] of each year. In March 2020, Flower Turbines B.V., paid $10,866 in partial satisfaction of the initial note.

On February 12, 2020, we entered into an agreement with Flower Turbines B.V., pursuant to which we agreed to transfer to Flower Turbines B.V., our intellectual property related specifically to the European Union, including, but not limited to, patents, trademarks and domain names. Flower Turbines B.V. agreed to pay all costs incurred with respect to such intellectual property. Both parties also agreed that each shall have a royalty free right to use each other's intellectual property. We also agreed to share certain costs and expenses related to the development of intellectual property in the future.

On April 20, 2020, we entered into an agreement with Flower Turbines B.V., pursuant to which we agreed to sell to Flower Turbines B.V., any of our products or components it desires to purchase in exchange for our manufacturing costs plus 7.5%. In addition, Flower Turbines B.V. agreed to sell us any of our products or components it desires to purchase in exchange for its manufacturing costs plus 7.5%. The agreement also provides that Flower Turbines B.V. shall have the exclusive right to sell its products and our products within the European Union, unless otherwise approved by us, and that we have the exclusive right to sell Flower Turbines B.V.'s products anywhere in the world outside of the European Union.

In January 2021, we issued Roy Osinga and Dr. Mark Daniel Farb, respectively, options to purchase 10,000 shares and 50,000 shares of common stock, having exercise prices of $70.00 per share.

In November 2021, we issued Mr. Stoll an option to purchase 20,000 shares of common stock, having an exercise price of $70.00 per share.

# OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock (the "**Shares**"), $0.0001 par value per share. As of December 31, 2022, we had 10,382,630 shares of common stock outstanding.  As of the date hereof, we have issued options to purchase 800,000 shares of common stock having an exercise price of $7.00 per share.

The rights of investors in the Shares are governed by our Certificate of Incorporation and the Subscription Agreement, and are described below.

## Certificate of Incorporation

Our Certificate of Incorporation may be amended by our Board of Directors and by the vote of the holders of a majority of the outstanding shares, to increase the number of authorized shares, and there is no limit on the number of shares that may be authorized and issued. The Board of Directors, with the approval of the holders of our Shares, by a majority vote, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Shares.

*Dividends*

The holders of our Shares will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

*Liquidation*

Upon our liquidation, dissolution or winding-up, the holders of our Shares are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

*Voting Rights*

The holders of our Shares are entitled to one vote per share, however, the holders of Shares issued in our crowdfunding offerings have granted a voting proxy to our chief executive officer, that will limit investors' ability to vote their Shares until the occurrence of events specified in the proxy.

*Inspection Rights.*

The holders of Shares issued in this offering, to the fullest extent permitted by applicable law, have no right to inspect or make copies of our stock ledger, receive a list of stockholders, or our other books and records.

*Other Rights*

The holders of our Shares have no preemptive, subscription, redemption or conversion rights.

## What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares ina "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser,for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)         to the Company;
(2)         to an accredited investor;
(3)         as part of an offering registered with the SEC; or
(4)         to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Valuation**

We sold shares in our most recent Regulation A campaign at a pre-money valuation of $61.7 million. We created our valuation internally based on evaluations of multiple factorsincluding: financial model regarding growth and projections, evaluation of comparable companies at similar stages, a valuation of our IP assets, and an industry multiple.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 20, 2022.

**FLOWER TURBINES, INC**

By: M D Farb
Daniel Farb, Chief Executive Officer

Exhibit A

**FINANCIAL STATEMENTS**

# Flower Turbines, Inc.
## A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2021 and 2020

# Flower Turbines, Inc.

## TABLE OF CONTENTS

|  | **Page** |
|---|---|
| Independent Auditor's Report | 1-2 |

Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years then ended:

| | |
|---|---|
| Consolidated Balance Sheets | 3 |
| Consolidated Statements of Operations and Comprehensive Income/(Loss) | 4 |
| Consolidated Statements of Changes in Stockholders' Equity | 5 |
| Consolidated Statements of Cash Flows | 6 |
| Notes to Consolidated Financial Statements | 7–14 |

# FLOWER TURBINES, INC.
## CONSOLIDATED BALANCE SHEETS
### As of December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 2,350,678 | $ 50,251 |
| Prepaid expenses | 78,224 | 35,284 |
| Accounts receivable | 133,151 | 8,560 |
| Other assets | 131,097 | 21,147 |
| Inventory | 139,230 | 40,980 |
| Funds held in escrow | 2,332,322 | 186,590 |
| Total Current Assets | 5,164,702 | 342,812 |
| | | |
| Non-Current Assets: | | |
| Property and equipment, net | 40,580 | 11,130 |
| Total Non-Current Assets | 40,580 | 11,130 |
| | | |
| TOTAL ASSETS | $ 5,205,282 | $ 353,942 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Current Liabilities: | | |
| Accounts payable | $ 281,651 | $ 98,982 |
| Deferred revenue | 146,912 | 94,707 |
| Accrued expenses | 64,240 | 19,587 |
| Notes payable - current | 3,676 | - |
| Total Current Liabilities | 496,479 | 213,276 |
| Long-Term Liabilities: | | |
| Notes payable - net of current | 53,258 | 62,141 |
| Total Long-Term Liabilities | 53,258 | 62,141 |
| | | |
| Total Liabilities | 549,737 | 275,417 |
| | | |
| Stockholders' Equity: | | |
| Common stock, $0.0001 par, 20,000,000 shares authorized, 9,971,680 and 8,947,960 shares issued and outstanding as of December 31, 2021 and 2020, respectively. | 998 | 900 |
| Additional paid-in capital | 10,223,395 | 2,464,674 |
| Accumulated deficit | (5,489,402) | (2,364,442) |
| Accumulated other comprehensive loss | (55,684) | (15,551) |
| Stockholders' equity before noncontrolling interest | 4,679,307 | 85,581 |
| Equity attributable to noncontrolling interest | (23,762) | (7,056) |
| Total Stockholders' Equity | 4,655,545 | 78,525 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 5,205,282 | $ 353,942 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

# FLOWER TURBINES, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
### For the years ended December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| Net revenues | $ 338,643 | $ 147,038 |
| Cost of net revenues | (477,995) | (370,968) |
| Gross profit/(loss) | (139,352) | (223,930) |
|  |  |  |
| Operating Expenses: |  |  |
| General & administrative | 2,654,919 | 637,821 |
| Sales & marketing | 12,754 | 9,882 |
| Research and development | 330,537 | 241,660 |
| Total Operating Expenses | 2,998,210 | 889,363 |
|  |  |  |
| Loss from operations | (3,137,562) | (1,113,293) |
|  |  |  |
| Other Income/(Expense): |  |  |
| Interest expense | (4,469) | (4,945) |
| Interest income | 423 | 3 |
| Other expense | (58) | (8) |
| Total Other Income/(Expense) | (4,104) | (4,950) |
|  |  |  |
| Benefit/(Provision) for income taxes | - | - |
|  |  |  |
| Net loss | (3,141,666) | (1,118,243) |
|  |  |  |
| Less: net loss attributable to noncontrolling interest | (16,706) | (7,056) |
|  |  |  |
| Net loss attributable to Flower Turbines, Inc. | (3,124,960) | (1,111,187) |
|  |  |  |
| Foreign currency translation loss | (40,133) | (14,629) |
|  |  |  |
| Other comprehensive loss | $ (3,165,093) | $ (1,125,816) |
|  |  |  |
| Basic and diluted net loss per share | $ (0.33) | $ (0.13) |
|  |  |  |
| Weighted average shares outstanding - basic and diluted | 9,464,027 | 8,760,990 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

**FLOWER TURBINES, INC.**
**CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**For the years ended December 31, 2021 and 2020**

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Number of Shares | Amount | | | | |
| Balance at January 1, 2020 | 8,575,360 | $ 860 | $ 1,552,830 | $ (1,253,255) | $ (922) | $ 299,513 |
| Issuance of shares - Regulation CF | 371,600 | 40 | 910,428 | - | - | 910,468 |
| Amounts in escrow | - | - | 167,349 | - | - | 167,349 |
| Offering costs | - | - | (168,933) | - | - | (168,933) |
| Shares issued in exchange for cash | 1,000 | - | 3,000 | - | - | 3,000 |
| Net loss | - | - | - | (1,111,187) | (14,629) | (1,125,816) |
| Balance at December 31, 2020 | 8,947,960 | 900 | 2,464,674 | (2,364,442) | (15,551) | 85,581 |
| Issuance of shares - Regulation CF | 903,960 | 90 | 8,065,207 | - | - | 8,065,297 |
| Shares issued in exchange for cash | 119,760 | 8 | 556,605 | - | - | 556,613 |
| Offering costs | - | - | (863,091) | - | - | (863,091) |
| Net loss | - | - | - | (3,124,960) | (40,133) | (3,165,093) |
| Balance at December 31, 2021 | 9,971,680 | $ 998 | $ 10,223,395 | $ (5,489,402) | $ (55,684) | $ 4,679,307 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

-5-

# FLOWER TURBINES, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### For the years ended December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net loss | $(3,124,960) | $(1,111,187) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Loss attributable to noncontrolling interest | (16,706) | (7,056) |
| Depreciation | 11,322 | 5,363 |
| Changes in operating assets and liabilities: | | |
| (Increase)/Decrease in accounts receivable | (124,591) | - |
| (Increase)/Decrease in prepaid expenses | (42,940) | (13,457) |
| (Increase)/Decrease in other assets | (78,630) | (18,453) |
| (Increase)/Decrease in inventory | (98,250) | (40,980) |
| Increase/(Decrease) in accounts payable | 182,668 | 69,037 |
| Increase/(Decrease) in accrued expenses | 44,653 | 17,862 |
| Increase/(Decrease) in deferred revenue | 52,205 | 87,333 |
| Net Cash Used In Operating Activities | (3,195,229) | (1,011,538) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Patent costs | (31,320) | - |
| Purchase of property of equipment | (40,772) | (14,339) |
| Net Cash Used In Investing Activities | (72,092) | (14,339) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Payments on notes payable | (5,207) | 6,006 |
| Advances to related party | - | 2,171 |
| Proceeds from issuance of stock | 6,476,179 | 984,917 |
| Offering costs | (863,091) | (168,933) |
| Net Cash Provided By Financing Activities | 5,607,881 | 824,161 |
| | | |
| Cash effects of foreign currency translation loss | (40,133) | (14,629) |
| | | |
| Net Change In Cash | 2,300,427 | (216,345) |
| | | |
| Cash at Beginning of Period | 50,251 | 266,596 |
| Cash at End of Period | $ 2,350,678 | $ 50,251 |
| | | |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Cash paid for interest | $ 4,469 | $ 4,945 |
| Cash paid for income taxes | $ - | $ - |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

**FLOWER TURBINES, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**As of December 31, 2021 and 2020 and for the years then ended**

## NOTE 1: NATURE OF OPERATIONS

Flower Turbines, Inc. and subsidiary (collectively the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a New York limited liability company on September 25, 2013 under the name Flower Turbines, LLC. The LLC converted to a Delaware corporation on December 26, 2019. The Company develops unique designs for wind turbines. On March 27, 2019 Flower Turbines B.V. (the "Subsidiary") was formed in the Netherlands. Flower Turbines B.V. is a 96% owned subsidiary of the Company and was formed for the sale, installation, and development of sustainable energy solutions inside Europe.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Flower Turbines, Inc., along with its wholly owned subsidiary, Flower Turbines B.V. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiary. During 2019, the Company owned 88% of the subsidiary, in 2020, the Company acquired an additional 8% of the subsidiary, and in June 2022 acquired an additional 4% of the subsidiary, at which time it became a wholly owned subsidiary of the Company.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2021 and 2020, the Company carried receivables of $133,151 and $8,560, respectively and no allowances against such.

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. As of December 31, 2021, the Company had $64,448 of inventory in transit and the remainder consisted of finished goods held for sale. The inventory balance as of December 31, 2020 consisted entirely of finished goods held for sale.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (5 years). The Company's property and equipment is assessed annually for indications of impairment. The Company's property and equipment are recorded at costs of $48,289 and $12,492 and are presented net of accumulated depreciation of $7,709 and $1,362 as of December 31, 2021 and 2020, respectively. Depreciation expense of $11,322 and $5,363 were recorded for the years ended December 31, 2021 and 2020, respectively.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering. There were no deferred offerings costs capitalized to the balance sheet as of December 31, 2021 and 2020, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2021, the Company held funds in excess of FDIC insurance limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing.

46% and 32% of revenue came from 2 customers during the year ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, $146,912 and $94,707 of deferred revenue were recorded, respectively. The $94,707 of deferred revenue was recognized as revenue in the year ended December 31, 2021. Revenues are recognized on these arrangements after the units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. Substantially, all revenue recorded for the years ended December 31, 2021 and 2020 were for sales through the subsidiary.

Research and Development

The Company expenses research and development costs when incurred.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until December 26, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the December 26, 2019 conversion to a corporation, the Company was taxed as a corporation. The Company estimates it will have a net operating loss carryforward of $1,022,025 as of December 31, 2021. The Company pays federal and New York income taxes at a combined effective rate of approximately 26% and has used this effective rate to derive a net deferred tax asset of $265,727 as of December 31, 2021, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero, there was no net operating loss recorded for December 31, 2021. The 2021 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for the Subsidiary is its local currency. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2021 and 2020, the foreign currency translation loss was $40,133 and $14,629, respectively.

**NOTE 3: GOING CONCERN**

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits since inception, has sustained losses of $3,141,666 and $1,118,243 for the years ended December 31, 2021 and 2020, respectively, and has negative cash flows from operations for the years ended December 31, 2021 and 2020, respectively and the Company is reliant on continual financing.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to utilize existing fundraising capital to increase sales and obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy it liquidity needs through its Regulation Crowdfunding offering in 2022 and increasing its sales. No assurance can be given that the Company will be successful in these efforts. Due to the conclusion of the 2021 crowdfunding, the Company has sufficient capital to maintain operations without sales for 12 months from the balance sheet date, but the ability to turn this runway into a going concern raises some doubt. As of the report date, the Company has raised $4 million and expects it can function for 12 months without funding or profits from sales. The BV is currently making sales although operating at a loss and the US company plans on commencing sales in July 2022. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4:  STOCKHOLDERS' EQUITY

Capital Structure

The Company was originally incorporated as a New York limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests in the LLC. Upon conversion to a Delaware corporation in December 2019, the Company authorized 2,500,000 shares of common stock at $0.0001 par value. During 2021, the Company executed a 10-1 stock split and amended it's Articles of Incorporation increasing its authorized shares to 20,000,000. As of December 31, 2021 and 2020, 9,971,680 and 8,947,960 shares of common stock were issued and outstanding, respectively.

Stock and Membership Units

In 2021, the Company had raised $8,065,297 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 903,960 shares were issued at $8.92 per share. In 2021, the Company had raised $556,613 through issuance of its common stock, where 119,760 shares were issued at $4.65 per share.  In 2020, the Company had raised $13,198 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 1,320 shares were issued at $10.00 per share. In 2020, the Company had raised $1,064,619 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 35,840 shares were issued at $30.00 per share. As of December 31, 2021 and 2020, there was $2,332,322 and $186,590 of funds held in escrow, respectively, related to these issuances.  Direct offering costs related to its financing activities totaled $863,091 and $168,933 for the years ended December 31, 2021 and 2020, respectively.

Flower Turbines B.V. was a party to an Employment Agreement with Mr. Osinga. The employment agreement has a term of one year, which commenced January 1, 2020, and provides for a monthly base salary of €6,000. The Company also agreed that Mr. Osinga shall receive a commission equal to 5% of the total revenue generated in Europe, above €150,000. The Company agreed that if they were able to generate €500,000 or more in revenue in Europe during 2020, the Company shall issue Mr. Osinga an additional number of shares of Flower Turbines B.V. equal to 3% of the outstanding share capital. The employment agreement was terminated in June 2022 and his shares were purchased by the Company.

On April 10, 2020, Flower Turbines B.V., initiated a repurchase of all its shares of capital stock owned by PortXL Netherlands B.V., in exchange for €45,000, of which €11,250 was paid prior to the closing, and the remaining balance of €33,750 was paid in three equal installments of €11,250 in 2020.

At the time of the repurchase, Mr. Osinga, the Regional Director EU served as a laison for PortXL Netherlands B.V.

<u>Options</u>

During the year ended December 31, 2021, the Company issued 800,000 options that had no intrinsic value, and as such, no expense was recorded. 100,000 of those were for Mr. Osinga, who is no longer entitled to them as of June 2022 by leaving the Company.

## NOTE 5: OPERATING LEASES

Effective July 2017, the Company entered into a lease agreement for a car. The lease term commenced July 2017 and is scheduled to expire after 60 months, in June 2022. Monthly lease obligations under the lease are $271 per month. The lease was paid off in 2021.

The Company entered into a lease agreement for office space. The lease term commenced November 1, 2019 and expired on October 31, 2020. Monthly lease obligations under the lease are $1,039 per month. Lease expense for the years ended December 31, 2021 and 2020 totaled $80,797 and $18,565, respectively.

Future minimum lease payments under the Company's outstanding leases are as follows as of December 31, 2021:

|  |  |  |
|---|---|---|
| 2022 | $ | 1,626 |
| Total | $ | 1,626 |

## NOTE 6: RELATED PARTY TRANSACTIONS

During 2019, the Company advanced funds to the founder of the Company, these funds were paid back in 2020. As of December 31, 2021 and 2020, the balance due from the stockholder under the arrangement was $0 and $0, respectively. The advance bore no interest and had no maturity date, but was fully returned. The founder of the Company was paid $10,000 and $15,000 for consultant services for the year ended December 31, 2021 and 2020, respectively.

## NOTE 7: LOANS PAYABLE

On November 4, 2019 the Subsidiary entered into a loan agreement with a bank for total principal of $56,134. Loan A is for principal of $28,068 and bears interest at 7.5%. The loan requires monthly interest payments for 84 months with a final balloon payment on the maturity date. Loan B is for principal of $28,067, bears interest at a 7.5% fixed rate. The loan requires interest only payments for the first 24 months, followed by principal and interest payments of $468 for the next 60 months, followed by a balloon payment on the last day of the loans. Loans A and B are unsecured. Interest expense for these loans totaled $4,469 and $4,284 the years ending December 31, 2021 and 2020, respectively. Accrued interest payable totaled $0 and $472 for the years ended December 31, 2021 and 2020, respectively. Total unpaid principal balance was $55,934 and $62,141 as of December 31, 2021 and 2020, respectively.

Future minimum principal payments under the loans are as follows as of December 31:

| | |
|---|---|
| 2022 | 3,676 |
| 2023 | 3,962 |
| 2024 | 4,269 |
| 2025 | 4,601 |
| Therafter | 39,426 |
| Total | $ 55,934 |

## NOTE 8:  RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years.  Early adoption is permitted.  We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 9:  COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

## NOTE 10:  RECLASSIFICATION

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

## NOTE 11:  SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events through July 20, 2022, the date the consolidated financial statements were available to be issued.  Based on the evaluation, no additional material events were identified which require adjustment or disclosure other than those below.

In 2021, the Company initiated a Regulation A crowdfunding campaign. As of July 21, 2022, $8,426,950 has been raised and 1,349,530 of common stock were issued. In 2022, 445,570 of common shares were issued for proceeds of $2,761,430. $2,332,322 was held in escrow as of December 31, 2021.

During 2022, the Company purchased the remaining 4% interest in the subsidiary and the Company is now the sole owner.

On March 1, 2022, the Company entered into a 36-month lease agreement for office space. The lease requires escalating monthly lease payments ranging from $2,955 to $3,076.